06010665

Regulatory Announcement

REFERENCE No: 82-34854

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Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	16:28 30-Jan-06
Number	6478X

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

SUPPL

All relevant boxes should be completed in block capital letters.

1. Name of listed company

C & C Group plc

2. Name of shareholder with a major interest
FMR Corporation
Fidelity International Limited
Edward C Johnson

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corporation
Fidelity International Limited
Edward C Johnson

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached list

5. Number of shares/amount of stock acquired

N/A

6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7. Number of shares/amount of stock disposed

1,524,500

8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

0.47%

9. Class of security

Ordinary shares of E0.01 each

10. Date of transaction

N/A

11. Date listed company informed

30/1/2006

12. Total holding following this notification

38,037,259

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

11.70%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Noreen O'Kelly

STATE STREET HONG KONG	FIA(K)L	29,986
TOTAL		38,037,259

END

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Company	C&C Group Plc
TIDM	CCR
Headline	Director/PDMR Shareholding
Released	10:51 13-Jan-06
Number	8995W

REFERENCE No: 82-34854

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

	Name of the Issuer C&C Group plc	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). (ii) and also pursuant to UKLA Disclosure Rule DR 3.1.4 (1) (b)
	Name of person discharging managerial responsibilities/director Maurice Pratt	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares

	N/A		N/A
	Name of registered shareholder(s) and, if more than one, number of shares held by each of them N/A	8	State the nature of the transaction N/A
	Number of shares, debentures or financial instruments relating to shares acquired N/A	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
1	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
3	Price per share or value of transaction N/A	14	Date and place of transaction N/A
5	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16	Date issuer informed of transaction N/A

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

7	Date of grant 12 January 2006	18	Period during which or date on which it can be exercised 12 January 2009 to 12 July 2009
9	Total amount paid (if any) for grant of the option Euro NIL	20	Description of shares or debentures involved (class and number) 44,365 ordinary shares of Euro0.01 each
1	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Euro NIL	22	Total number of shares or debentures over which options are held following notification 1,350,900 options under share option scheme 44,365 options under LTIP scheme

3	Any additional information Options granted under the C&C Long term incentive plan and based on the closing share price of 5.59 on 11 January 2006.	24	Name of contact and telephone number for queries Noreen O'Kelly, Company Secretary, Phone: + 353 1 616 1103

ame and signature of duly designated officer of issuer responsible for making notification

oreen O'Kelly, Company Secretary

ate of notification 13 January 2006

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REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	12:33 19-Jan-06
Number	1755X

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company C & C Group plc	2. Name of shareholder with a major interest FMR Corporation Fidelity International Limited Edward C Johnson
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 FMR Corporation Fidelity International Limited Edward C Johnson	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list

5. Number of shares/amount of stock acquired **2,203,000**	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **0.67%**	7. Number of shares/amount of stock disposed N/A	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A

9. Class of security Ordinary shares of E0.01 each	10. Date of transaction N/A	11. Date listed company informed 19/1/2006
12. Total holding following this notification 39,561,759	13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 12.16%	

14. Any additional information N/A	15. Name of contact and telephone number for queries Noreen O'Kelly

	Group Secretary + 353 1 616 1100
16. Name and signature of duly authorised officer of the listed company responsible for making this notification Noreen O'Kelly Group Secretary Date of notification 19 January 2006	

Fidelity Notification

Nominee Name	Mgt Co	No of Shares
JP MORGAN, BOURNEMOUTH Total	FII	1,339,365
BANK OF NEW YORK BRUSSELS Total	FIL	149,631
BANK OF NEW YORK EUROPE LDN Total	FIL	63,359
BROWN BROS HARRIMN LTD LUX Total	FIL	140,207
JP MORGAN, BOURNEMOUTH Total	FIL	848,358
NORTHERN TRUST LONDON Total	FIL	276,251
STATE STR BK AND TR CO LNDN (S Total	FIL	74,715
JP MORGAN, BOURNEMOUTH Total	FISL	13,476,644
BROWN BROTHERS HARRIMAN AND CO Total	FMRCO	3,877,267
JP MORGAN CHASE BANK Total	FMRCO	5,877,505
NOTHERN TRUST LONDON Total	FMRCO	226,211
STATE STREET BANK AND TR CO Total	FMRCO	2,515,740
MELLON BANK Total	FMRCO	76,700
BANK OF NEW YORK Total	FMTC	453,600
BROWN BROTHERS HARRIMAN AND CO Total	FMTC	944,181
JP MORGAN CHASE BANK Total	FMTC	375,400
NORTHERN TRUST CO Total	FMTC	542,900
STATE STREET BANK AND TR CO Total	FMTC	1,153,825
BANK OF NEW YORK BRUSSELS Total	FPM	110,838
CHASE MANHATTAN LONDON Total	FPM	22,919
CHASE MANHTTN BK AG FRNKFRT (S)	FPM	168,404
DEXIA PRIVATBANK Total	FPM	21,688
HSBC BANK PLC Total	FPM	256,400
JP MORGAN, BOURNEMOUTH Total	FPM	2,777,842
JP MORGAN CHASE BANK Total	FPM	94,400
MELLON BANK Total	FPM	141,452
NORTHERN TRUST LONDON Total	FPM	1,649,860
STATE STR BK AND TR CO LNDN (S)	FPM	1,535,511
JP MORGAN, BOURNEMOUTH Total	FICL	340,600
STATE STREET HONG KONG	FIA(K)L	29,986
TOTAL		39,561,759

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REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Director/PDMR Shareholding
Released	16:01 20-Jan-06
Number	2575X

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

	Name of the Issuer C&C Group plc	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). Both (i) and (ii)
	Name of person discharging managerial responsibilities/director Philip Lynch	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4	6	Description of shares (including class) debentures or derivatives or financial instruments relating to

	above or in respect of a non-beneficial interest Director named in 3 above		shares 20,000 Ordinary shares of Euro 0.01 each
	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Philip Lynch	8	State the nature of the transaction Purchase of 20,000 ordinary shares of Euro 0.01 each
	Number of shares, debentures or financial instruments relating to shares acquired 20,000	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.00%
1	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
3	Price per share or value of transaction Euro 5.62 per share	14	Date and place of transaction 19 January 2006 in Dublin
5	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 30,102	16	Date issuer informed of transaction 20 January 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

7	Date of grant N/A	18	Period during which or date on which it can be exercised
9	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
1	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification

	N/A		N/A
3	Any additional information N/A	24	Name of contact and telephone number for queries Noreen O'Kelly, Company Secretary, Phone: + 353 1 616 1103

ame and signature of duly designated officer of issuer responsible for making notification
oreen O'Kelly, Company Secrteary
ate of notification 20 January 2006

END

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